Exhibit 99.1

Q India Launches Q PLAY

Free App Carries All Five Q India Channels and Is Designed for "Frictionless Download and Play" on Smart TV's and Mobile Phones

Q PLAY is an Initial Move Into India's Massive Direct To Consumer Market Estimated to Reach $100B by 2025

TORONTO & MUMBAI, India, Oct. 11, 2022 /CNW/ - QYOU Media  Inc. (TSXV:QYOU) (OTCQB: QYOUF) announced today that The Q India, with it's rapidly expanding media business has officially launched its first direct to consumer app, Q PLAY.  The free app will be offered from the Google Play store and directly on Smart TV's and mobile devices and offers all five Q India channels along with all new future content offerings from The Q India. The Q PLAY app is ad supported and does not require any registration or effort other than simply downloading and launching the lightweight wrapper app.

India's Direct To Consumer (D2C) industry has exploded in growth over the last several years.  It is expected to grow exponentially and reach a value of $100 Billion by 2025.  Much of this is being driven by mass adoption of social media and the use of influencer marketing as direct conduits to young Indian consumers.  The Q India currently reaches over 125 million viewers weekly via Q branded content channels.

Q PLAY is designed to begin to leverage that audience scale to employ a direct relationship between the company and its user base.  Q PLAY will  additionally leverage both the large number of blue chip advertiser relationships enjoyed by the company along with the recently announced data initiative to mine data from all sources of distribution.  The goal is to drive stronger monetization via more targeted content and ad campaigns.

Q PLAY currently carries The Q (flagship mass entertainment Hindi channel), The Q Marathi (regional content), Q Kahaniyan (animated content), Q Comedistaan (comedy focused) and the most recently launched QGameX (live gaming). All channels feature content that is based upon The Q's unique programming approach highlighting the best content from social media creators and digital media stars.  With Q PLAY, all of this unique, fresh, relatable and exciting content will be found in one app with many more new channels set to be added in the future.

A video teaser for the app can be found here:  https://www.youtube.com/watch?v=2p1XB3RTslw

QYOU Media CEO and Co-Founder Curt Marvis, commented, "In less than 2 years we have grown the audience for Q India branded content from single digit millions to over 125 million every week. This is a major accomplishment that is driving much of our product development in 2022 and beyond.  We call it our "loudspeaker" and we fully intend to use it to deepen our engagement directly with our followers. This also increases our ability to deliver interactive and more targeted content & brand offerings to ultimately monetize our audience as effectively as possible."

Q India COO and head of digital initiatives Krishna Menon added, "We are thrilled to get Q PLAY launched into the market. This will open up a myriad of new possibilities for us that simply are not possible when you are exclusively relying on third party platforms for distribution.  It will take us time to build and grow our user base, but this app is the tip of the spear around our digital objective to create a growing one on one customer relationship with our brand."

About QYOU Media

One of the fastest growing creator-media companies, QYOU Media operates in India and the United States producing, distributing and monetizing content created by social media influencers and digital content stars. In India, under our flagship brand, The Q, we curate, produce and distribute premium content across television networks, streaming platforms, mobile phones, smart TV's and app-based platforms. We now have 5 emerging content destinations engaging over 125 million Indian households weekly – The Q (mass entertainment), Q Marathi (regional content), Q Kahaniyan (animated content), Q Comedistaan (comedy focused) and our latest Q-GameX (live gaming). Our influencer marketing company, Chtrbox, has been a pioneer in India's creator economy, leveraging data to connect brands to the right social media influencers. In the United States, we power major film studios, game publishers and brands to create content and market via creators and influencers. Founded and created by industry veterans from Lionsgate, MTV, Disney and Sony, QYOU Media's millennial and Gen Z-focused content reaches more than one billion consumers around the world every month.  Experience our work at www.qyoumedia.com, www.theq.tv and www.theqyou.com and  www.chtrbox.com.

Join our shareholder chat group on Telegram:  http://t.me/QYOUMedia

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

The new app from The Q India...Q PLAY (CNW Group/QYOU Media Inc.)

View original content to download multimedia:https://www.prnewswire.com/news-releases/q-india-launches-q-play-301645914.html

SOURCE QYOU Media Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/October2022/11/c8345.html

%CIK: 0001650287

For further information: Investor Relations Contact: Dave Gentry, RedChip Companies Inc., 1-800-RED-CHIP (733-2447), Or 407-491-4498, QYOUF@redchip.com

CO: QYOU Media Inc.

CNW 08:05e 11-OCT-22